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                               January 30, 2024

       Yujun Xiao
       Chief Executive Officer
       HUHUTECH International Group Inc.
       3-1208 Tiananzhihui Compound
       228 Linghu Road
       Xinwu District, Wuxi City, Jiangsu Province
       People   s Republic of China 214135

                                                        Re: HUHUTECH
International Group Inc.
                                                            Amended
Registration Statement on Form F-1
                                                            Filed on January
17, 2024
                                                            File No. 333-270958

       Dear Yujun Xiao:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 8, 2023 letter.

       Amendment No. 2 to Form F-1 filed January 17, 2024

       Our Properties and Facilities, page 86

   1.                                                   Please file as an
exhibit the lease agreements for all leased properties.
       Related Party Transactions, page 103

   2. We note your response to prior comment 2. Please file all outstanding loan agreements as exhibits to your
registration statement, including those subsequent to May 31, 2023.
 Yujun Xiao
FirstName  LastNameYujun     Xiao Inc.
HUHUTECH      International Group
Comapany
January 30,NameHUHUTECH
            2024               International Group Inc.
January
Page 2 30, 2024 Page 2
FirstName LastName
General

3. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on May 31, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures.
         The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
         We remind you that, pursuant to federal securities rules, the term
control    (including the
         terms    controlling,       controlled by,    and    under common
control with   ) as defined in
         Securities Act Rule 405 means    the possession, direct or indirect,
of the power to direct or
         cause the direction of the management and policies of a person, whether through the
         ownership of voting securities, by contract, or otherwise.    The
Sample Letters also
         sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC
government   s intent to
         strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of May 31,
         2023.
       Please contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Jay Ingram at 202-551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Yarona L. Yieh